Exhibit (a)(2)
OPTION EXCHANGE OFFER
Dear LIN TV Employee:
      LIN TV Corp. has a long tradition of granting stock options to its management and key personnel, reflecting my belief that the people who provide the Company’s leadership should share in the Company’s growth. LIN’s philosophy has long been to turn its key employees into both “equity-investors” and “owner-operators” of LIN.
      During the past several years, LIN has increased its revenue, lowered debt, and increased the number of stations it operates. Unfortunately, our stock price has not increased. As a result, nearly all of the options LIN has granted since 1998 are underwater, and our option program is not satisfying its intended purpose of providing value to employees while serving as a retention tool for the Company.
      In order to create value for LIN’s key employees, both our Board of Directors and shareholders have approved an amendment to our Amended and Restated 2002 Stock Plan to permit stock exchange programs pursuant to which outstanding options could be exchanged for restricted stock. The Board of Directors has approved such a stock exchange program, expected to commence later this year, whereby outstanding options can be exchanged for a number of shares of restricted stock equal to one-third the number of options surrendered. The new restricted stock will vest in equal annual amounts over five years.
      Here’s a quick example of how the exchange would work, assuming an employee elects to exchange 1,000 options and LIN’s stock is trading on the New York Stock Exchange (“NYSE”) at $14 at the time of the exchange:
      As you can see from the example, the number of shares of restricted stock you receive will be one-third of the number of options you exchange. The restricted stock will have a value equal to the closing price of a share of LIN TV Corp.’s common stock as reported on the NYSE on the date of grant. Even if the stock price remains level or decreases, restricted stock retains some intrinsic value.
      The document labeled “OFFER TO EXCHANGE OUTSTANDING STOCK OPTIONS” sets forth the precise terms and timing of the stock exchange program. You are urged to read those materials carefully when they become available and to consult with your own legal and tax advisors as to whether or not to participate in the program.

      Your right to elect to exchange your options and your right to withdraw such election will expire at 5:00 p.m., eastern standard time, on December 22, 2005.
      As I have noted in the past, the value of LIN’s equity is dependent upon your efforts — starting with tonight’s 6 pm news and tomorrow mornings’ sales efforts. Building our audience, exceeding entitlement, and controlling expenses are the fundamental building blocks of the LIN TV success story.

Best personal regards,

Gary R. Chapman
Chairman, President, & CEO